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As filed with the Securities and Exchange Commission on August 1, 2003

Registration No. 333-84148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to
FORM S-3
Registration Statement
Under
The Securities Act of 1933

PPT VISION, INC.
(Exact name of registrant as specified in its charter)

Minnesota (State or other jurisdiction of incorporation or organization)	41-1413345 (I.R.S. Employer Identification No.)
12988 Valley View Road Eden Prairie, Minnesota 55344 (952) 996-9500 (Address including zip code, and telephone number, including area code, of registrant's principal executive office)

Joseph C. Christenson President and Chief Executive Officer	COPIES TO:
PPT VISION, Inc. 12988 Valley View Road Eden Prairie, Minnesota 55344 (952) 996-9500 (Name, address, including zip code, and telephone number including area code, of agent for service)	Thomas G. Lovett, IV Lindquist & Vennum P.L.L.P. 4200 IDS Center 80 South 8th Street Minneapolis, Minnesota 55402 Telephone: (612) 371-3211

        Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

The Registration Fee covering the shares issuable upon exercise of the Warrants was paid with the original filing No. 333-84148.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

SUBJECT TO COMPLETION
DATED August 1, 2003

PPT VISION, INC.

2,242,000 Shares of Common Stock
Warrants Expiring September 30, 2003

This Prospectus covers 2,242,000 shares of common stock, $.10 par value of PPT VISION, Inc. issuable upon exercise of Warrants that expire on September 30, 2003. The Warrants were issued in connection with our Rights Offering pursuant to a prospectus dated April 2, 2002. We sold units at $1.00 per unit. Each unit consisted of one share of common stock and a Warrant to purchase an additional one-half share. The Warrant exercise price was originally $2.50 per share. In that offering, we issued 4,484,000 shares of common stock and Warrants to purchase 2,242,000 shares. On July 30, 2003, we announced that the exercise price of the Warrants was lowered to $.70 a share.

On July 29, 2003, the closing price of the Company's common stock on the Nasdaq Small Cap Market was $.70.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

An investment in the securities offered hereby
involves substantial risk. See "Risk Factors" beginning on page 3.

The date of this Prospectus is            , 2003

SUMMARY OF PROSPECTUS

Offering

        PPT VISION, Inc. (the "Company") is hereby offering common stock to holders of its Warrants expiring September 30, 2003. Each warrant gives its holder the right to purchase one share of stock at a price of $.70 per share. The Warrants, which were issued in connection with the Company's 2002 rights offering, had an original exercise price of $2.50. See "Description of Securities and Terms of Offering."

Securities Offered	2,242,000 shares of common stock offered to the holders of the Company's Warrants.
Shares of Common Stock Outstanding	10,067,950 shares prior to offering; 12,309,950 shares if all the Warrants are exercised.
Warrant Exercise Price	$.70 per share.
Use of Proceeds	Working Capital.
Nasdaq Small Cap Symbol	PPTV
Expiration Date	September 30, 2003

Risk Factors

        An investment in the shares offered hereby involves a high degree of risk, including the risks associated with a company that has a history of unprofitable operations. See "Risk Factors."

Method of Subscription

        The Company is mailing this Prospectus to each Warrantholder. The Warrants will expire on September 30, 2003. See "Description of Securities and Terms of Offering—Procedure for Exercise of Warrant." To exercise, the Warrantholder should complete the Warrant Purchase Form (which is on the back of the Warrant Certificate) and send the completed Warrant to Wells Fargo Bank MN, NA, 161 North Concord Exchange, South St. Paul, MN 55075. Additional copies of the Warrant Purchase Form are available from the Company at (952) 996-9500.

The Company

        PPT VISION, Inc. develops and markets two dimensional ("2D") and three dimensional ("3D") machine vision-based automated inspection systems for manufacturing applications. Machine vision-based systems enable manufacturers to realize significant economic paybacks by increasing the quality of manufactured parts and improving the productivity of manufacturing processes. The Company's 2D and 3D machine vision product lines are sold on a global basis to original equipment manufacturers (OEMs), system integrators, machine builders and end-users, primarily in the electronic and semiconductor component, automotive, medical device and packaged goods industries. The Company's SpeedScan 3D™ sensor product incorporates PPT VISION's patented high-speed Scanning Moiré Interferometry™ technology.

RISK FACTORS

        Investors should carefully consider the following matters in connection with an investment in the common stock in addition to the other information contained or incorporated by reference in the Prospectus. Information contained or incorporated by reference in this Prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements.

        We have incurred losses in each of the last four years, have received a going concern opinion and may need additional capital.    We have been unprofitable in each of the last four years and at April 30, 2003 we had an accumulated deficit of $28.4 million. In 1999, our net loss was $7,734,000. In 2000, our net loss was $3,598,000. In 2001, our net loss was $4,843,000. In 2002, our net loss was $6,875,000. In addition, we expect to incur losses and experience negative cash flow through at least the remainder of fiscal 2003. We cannot guarantee that we will be profitable in fiscal 2004. Even should we become profitable, we cannot guarantee that we will be able to maintain or increase that profitability.

        In connection with the audit of our financial statements for the year ended October 31, 2002, our former independent accountants issued an opinion that included a going concern paragraph that states that we have sustained losses and negative cash flow from operating activity in recent years and may need additional capital to support our future operations.

        As of April 30, 2003, we had working capital of $3.3 million and no long-term debt. In January 2003, we received a $750,000 commitment from P. R. Peterson, a director of the Company, to provide additional debt or equity financing through April 2004, depending upon our needs. There can be no assurance, however, that additional capital will be available on acceptable terms or at all. Failure to obtain additional capital may have an adverse effect on our business financial position, results of operations and cash flows.

        We have encountered significantly increased competition from lower priced competitive products.    Several of our competitors have introduced lower-priced 2D vision-inspection systems that present a significant challenge to us. Although these competitors' products do not include all the features of our basic Passport/Scout product line, these competitive products may provide vision inspection solutions for some customers at attractive prices. Although we introduced the lower priced, high performance PPT IMPACT™ 2D inspection system in fiscal 2002, we cannot guarantee that the IMPACT will successfully compete in this market. We will continue to face competition from lower-priced inspection systems.

        Our market is characterized by rapidly changing technology and new product development.    Our future success depends upon our ability to keep pace with this evolving market. We need to continue enhancing our current products, developing and introducing new products, responding to changes in customer requirements and achieving market acceptance. Our failure to anticipate or respond adequately to technological developments and customer requirements, or any significant delays in product development or introduction, could have a material adverse effect on our business, results of operations, financial condition and liquidity. Even if we do enhance our current products, develop new products, and remain responsive to our customers, we cannot assure that we will achieve market acceptance.

        We are dependent upon a limited number of principal customers.    In each of fiscal 2002 and 2001, we have had one or more customers that have accounted for ten percent or more of our net revenues. We do not have in effect long-term agreements with these customers under which they agree to continue purchasing significant quantities of our products. The loss of, or significant decrease in purchases by, any principal customer and subsequent failure to replace this customer could have a material adverse effect on our results of operations.

        Our revenues are dependent in part on the electronics and semi-conductor industry.    The electronics and semi-conductor industry combined have historically accounted for over 50% of all machine vision sales. Capital spending on new manufacturing capital by these industries has historically been very cyclical and is currently in the midst of a very pronounced down cycle. We have historically received over 60% of our revenue flow from electronic connector inspection applications. Therefore, our revenue results have been adversely affected over the past eight quarters and there can be no assurance when capital spending in these industries will begin a cycled upturn.

        We rely heavily on our proprietary technology, much of which is protected as trade secrets.    We rely heavily on our image acquisition and image processing hardware designs, along with proprietary software technology. We have been issued patents, or obtained licenses to patents, in the past on certain technology and have patents pending on new technologies. We currently rely most heavily on protecting our proprietary information as trade secrets. We cannot assume that the steps we take will be adequate to prevent misappropriation of our technology by third parties. We also cannot be certain that the steps taken will be adequate under the laws of some foreign countries, which may not protect our proprietary rights to the same extent as do laws of the United States. In addition, the possibility exists that others may "reverse engineer" our products in order to determine their method of operation and then introduce competing products. Further, many high technology markets, including segments of the machine vision industry, are characterized by the existence of a large number of patents and frequent litigation for financial gain based on patents with broad, and often questionable, application. As the number of our products increases, the markets in which our products are sold expands and the functionality of those products grows and overlaps with products offered by competitors. We have been sued for patent infringement in the past and may be subject to patent infringement claims in the future. In addition to being expensive and time consuming for us, protracted litigation to defend or to prosecute intellectual property could result in some customers deferring or limiting their purchase of our product until resolution of the litigation. Although we do not believe that any of our products or proprietary rights infringe upon the valid rights of third parties, we cannot guarantee that infringement claims will not be asserted against us in the future or that any such claims will not require us to enter into royalty arrangements or result in costly litigation.

        Our revenue fluctuates from year to year.    We have experienced annual fluctuations in operating results and anticipate that these fluctuations will continue. These fluctuations have been caused by various factors, including cyclicality in industries to which we sell, the order flow of our principal customers, the timing and acceptance of new product introductions and enhancements and the timing of product shipments. Future operating results may fluctuate as a result of these and other factors, including our ability to continue to develop innovative products, the announcement or introduction of new products by our competitors, our product and customer mix, and the level of competition and overall trends in the economy.

        We are dependent on a limited number of outside contractors and suppliers for a substantial portion of our components and assembly needs.    We currently contract with third party assembly houses for a substantial portion of our components and assembly needs. Although we inspect these components prior to final assembly, reliance on outside contractors reduces our control over quality and delivery schedules. The failure by one or more of these subcontractors to deliver quality components in a timely manner could have a material adverse effect on our results of operations. In addition, a number of the components integral to the functioning of our products are available from only a single supplier or from a limited number of suppliers. Any interruption in or termination of supply of these components, material changes in the purchase terms, or reductions in their quality or reliability, could have a material adverse effect on our business or results of operations.

        A significant portion of our revenue arises from international markets.    In the years ending October 31, 2002, 2001 and 2000, sales of our products to customers outside of the United States accounted for approximately 37%, 55% and 47%, respectively, of our net revenues. We anticipate that international revenue will continue to account for a significant portion of our net revenues. Our operating results are subject to the risks inherent in international sales, including various regulatory requirements, political and economic changes and disruptions, transportation delays and difficulties in staffing and managing foreign sales operations and distributor relationships. In addition, fluctuations in exchange rates may render our products less price-competitive relative to local product offerings. There can be no assurance that these factors will not have a material adverse effect on our future international sales and, consequently, on our operating results.

        The costs to remain competitive may adversely affect our financial performance.    We compete with other vendors of machine vision systems, some of which may have greater financial and other resources than we do. We cannot be sure that we will be able to compete successfully in the future. In addition, to remain competitive we may be required to incur significant costs to increase our engineering research, development, marketing and customer service efforts. Competitive pressures may result in price erosion or other factors that adversely affect our financial performance.

        We are dependent on key personnel.    Our success depends in large part upon the continued services of many of our highly skilled personnel involved in management, research and product development and sales. We must also be able to attract and retain additional highly qualified employees. The loss of services of these key personnel could have a material adverse effect on us. We do not have key-person life insurance on any of our employees.

        Our common stock may be subject to delisting from Nasdaq if it fails to achieve and maintain a price of $1.00 per share for 10 days.    Under the rules of the Nasdaq Small Cap Market, we are subject to delisting of our common stock if it fails to maintain a bid price of $1.00 per share, subject to grace periods. On September 3, 2002, Nasdaq notified us that we were not in compliance with the $1.00 share price requirement. We were granted a 180-day grace period through March 3, 2003 to achieve compliance. On March 18, 2003, Nasdaq noticed us that that we had failed to regain compliance by March 3, 2003, but because we met the initial listing requirement of Nasdaq Small Cap Market of shareholders' equity of more than $5.0 million, we would be granted an additional 180 days or until August 29, 2003 to regain compliance with the $1.00 bid. If we fail to meet the Nasdaq criteria at the end of the August 29, 2003 grace period by achieving a closing bid price of $1.00 for 10 consecutive trading days, Nasdaq will determine whether we continue to meet the $5.0 million shareholders' equity. If we do, we will be granted an additional 90 days or until November 27, 2003 to attain compliance. If we fail to remain on Nasdaq, the liquidity in our common stock may be affected.

RECENT DEVELOPMENTS

We have faced several significant challenges during the past two years as the result of the significant economic downturn in the manufacturing capital equipment market. This downturn has adversely affected the machine vision industry as a whole.

We have started to see some encouraging signs in terms of increased business activity and interest in the PPT family of products. While the pace of the economic recovery has been modest, we believe that the underlying environment is continuing to improve. Our optimism is based on the fact that our revenues for the second quarter of fiscal 2003 exceeded $2.2 million for the first time in two years, representing a 40% improvement over the second quarter of fiscal 2002. For the first six months of this fiscal year, our revenues were approximately $4.4 million as compared to nearly $3.3 million for the first six months of fiscal 2002, representing a 34% improvement. We expect that our revenues for the third quarter ending July 31, 2003 will be in the range of $1.9 to $2.1 million.

In order to better match our operating cost structure with our anticipated revenue stream and available cash resources, we recently implemented a number of actions to reduce the current level of operating costs and future working capital requirements. After a careful evaluation of our product offerings as compared with the PPT VISION traditional core competencies, we implemented a restructuring plan that resulted in the following actions:

  •
  First, we eliminated the turnkey PPT 861 inspection system from our product line.

  •
  Second, we consolidated the product development and engineering functions within the Company.

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  Third, we implemented several other operating cost reductions that have touched all areas of the Company.

Taken together, this restructuring effort resulted in a 24% reduction in the size of the PPT workforce and a $1.8 million reduction in annual operating expenses. As a result, our quarterly revenue requirement to break even before non-cash changes is now approximately $2.7 million.

With our introduction of the PPT VISION IMPACT 2D Inspection System in September 2002, we created a new vision industry category with the first micro-system solutions that made high performance, easy-to-implement inspection tools available at a much lower price. Since then, the IMPACT machine vision systems have been successfully installed in packaging, medical device, automotive, electronics, and semiconductor applications. Manufacturers have embraced our low-cost IMPACT machine vision micro-system because the performance and flexibility of our IMPACT hardware and Inspection Builder™ software provide the most cost-effective vision solution on the market. We have now sold over 100 IMPACT units, including several to key existing PPT customers and several important new system integration partners.

In February 2003, we entered into a distribution agreement with Power/mation Division, Inc., one of the largest distributors of industrial control products in the upper Midwest. We believe that this relationship will help us expose our core 2D products to more potential customers.

We continue to enhance the performance capabilities of the IMPACT 2D Inspection System and have recently announced the introduction of IMPACT™ CL, a new extension to the IMPACT machine vision micro-system product line that provides connectivity to a new class of high-speed digital cameras. IMPACT CL interfaces to the new generation of high-speed Camera Link™ digital cameras now manufactured by major industrial camera suppliers throughout the world. Camera Link is the new global open standard for high-speed industrial digital camera communication. Previously, users of low-priced machine vision have been limited by systems that only support a few basic cameras. With IMPACT CL, vision system users can leverage the Camera Link open standard, with the flexibility to choose from a broad range of camera formats and vendors, including linescan, color, and high-resolution cameras.

In February 2003, we entered into an OEM agreement with ISMECA Europe, S.A. that calls for PPT to provide both 2D and 3D machine vision inspection solutions for incorporation into ISMECA's new LTM™ series tray-to-tray and tray-to-tape scanning machines. This agreement provides for minimum order quantities of these vision systems over the course of calendar years 2003 and 2004. As part of this agreement, ISMECA provided a cash advance of $575,000 that will be used to offset a portion of the sales price of the units sold to ISMECA.

USE OF PROCEEDS

        The net proceeds to the Company from the exercise of the Warrants are estimated to be $1.6 million, after deducting the estimated offering expenses, if all the Warrants are exercised. The Company intends to use the net proceeds for working capital associated with expanded sales and marketing, international distribution, research and product development and other general corporate purposes. Pending such uses, the net proceeds are expected to be invested in short-term, investment grade securities.

        There can be no assurance that all the Warrants will be exercised. See "Description of Securities and Terms of Offering."

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Price Range of Common Stock

        The Company's common stock trades on the Nasdaq Small Cap Market under the symbol "PPTV." The following table sets forth the high and low closing sale prices of the Company's common stock on the Nasdaq Stock Market as reported by Nasdaq.

	High	Low
Fiscal 2003
First Quarter	$0.85	$0.45
Second Quarter	$0.77	$0.43
Third Quarter (through July 30)	$0.80	$0.51
	High	Low
Fiscal 2002
First Quarter	$1.64	$1.27
Second Quarter	$1.50	$0.96
Third Quarter	$1.10	$0.65
Fourth Quarter	$1.04	$0.60
	High	Low
Fiscal 2001
First Quarter	$4.39	$2.70
Second Quarter	$4.63	$2.38
Third Quarter	$3.50	$2.10
Fourth Quarter	$2.33	$1.35

        On July 29, 2003, there were approximately 575 holders of record of the Company's common stock. This figure does not reflect more than 2,000 beneficial stockholders whose shares are held in nominee names.

Dividend Policy

        The Company has never declared or paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its operations and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

BUSINESS

        PPT VISION, Inc. develops and markets 2D and 3D machine vision-based automated inspection systems for manufacturing applications. Machine vision-based systems enable manufacturers to realize significant economic paybacks by increasing the quality of manufactured parts and improving the productivity of manufacturing processes. The Company's 2D and 3D machine vision product lines are sold on a global basis to OEMs, system integrators, machine builders, and end-users, primarily in the electronic and semiconductor component, automotive, medical device, and packaged goods industries. The Company's SpeedScan 3D™ sensor product incorporates PPT VISION's patented high-speed Scanning Moiré Interferometry™ technology.

What is Machine Vision?

        A machine vision system consists of computer software and hardware working together with cameras and lighting to capture images of products as they are being manufactured. By capturing these images and comparing them to images of standard or correct products, an effective machine vision system will prevent defective products from being shipped to consumers and enable manufacturers to improve their processes and reduce costs. Commercial use of machine vision technology for manufacturing quality control began to emerge in the early 1980s. However, machine vision systems at that time were complex to program and maintain, difficult to install, limited in performance and not cost-effective. Through advances in microprocessor and software technologies, these barriers have been removed, enabling machine vision to emerge as a powerful process control technology that enables manufacturers to improve quality and increase productivity.

The Machine Vision Market

        The machine vision market is large and highly fragmented with over 200 machine vision suppliers around the world. Many are very small companies focusing on niche applications or niche technologies. A small handful of competitors, including Cognex and Orbotech, have emerged as large, global competitors. The Automated Imaging Association ("AIA") estimates that the North American market for machine vision systems in 2000 was approximately $2.1 billion, with worldwide levels estimated at approximately $5.5 billion. The AIA expects this market to grow at approximately 12% per year over the next 5 years. Demand for machine vision systems comes from end-user manufacturers who apply these systems as an integral part of their manufacturing process, OEMs who incorporate machine vision systems into their products, system integrators and machine builders.

        A key factor in the expansion of the machine vision market has been growth in the demand for machine vision systems in the semiconductor and electronics industries. In general, the growth in demand for personal computers, cellular communications and other electronic devices, as well as the increase in electronic components inside other products such as consumer appliances and automobiles, will stimulate demand for electronic and semiconductor components. For example, VLSI Research, Inc., an independent technology research firm, projects that the demand for electrical component lead inspection equipment will grow from $185 million in 2000 to $400 million in 2004. In an effort to rapidly improve and increase manufacturing capability, while at the same time introducing innovative new designs and improving quality, manufacturers of these components are increasingly turning to machine vision as a vital part of their manufacturing process. However, over the past 12-18 months, the manufacturing sectors of the economy in general, and the semiconductor and electronics industries in particular, have experienced a significant decrease in demand for their products. As a result, these businesses have purchased less equipment for use in their production processes, which has led to a significant decrease in demand for vision inspection systems throughout the industry.

        The growth of the end-user machine vision market is also being driven by global competitive trends, which have led manufacturers worldwide to redesign manufacturing processes in order to reduce cost and increase productivity and quality. In order to meet today's manufacturing quality requirements, statistical sampling methods are often insufficient and 100% inspection is required. To accomplish these objectives, manufacturers are increasingly adopting machine vision solutions.

        Manufacturers are demanding expanded capabilities from machine vision systems, including faster processing capabilities and greater ease of use. Manufacturers are also demanding more comprehensive services from machine vision providers, including application engineering, technical support and training. Furthermore, manufacturers are seeking the ability to monitor trends, to better comprehend the manufacturing process and to identify problems. In addition, manufacturers are being challenged to maintain high production levels that require rapid set up times, flexibility and seamless networking with the host manufacturing control system to provide comprehensive diagnostic and process control feedback.

Business Strategy

        The Company's objective is to be a worldwide leader in the design, manufacture, marketing and integration of 2D and 3D machine vision-based automated inspection systems for manufacturing applications. Through the successful integration of the Company's five core competencies, including image acquisition, image processing, application development software, optics and illumination and vision system integration, the Company believes it will be able to meet its objective and successfully implement its strategy. Key elements of the Company's strategy include:

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  Providing Complete Solutions: The Company focuses on providing complete machine vision solutions to end-user manufacturers, OEM's, system integrators and machine builders. PPT VISION is pursuing what it believes to be the most fully vertically integrated business model in the industry, including designing, manufacturing, marketing and integrating complete machine vision solutions. The Company believes this provides it with a competitive advantage in delivering cost-effective, complete vision solutions.

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  Extending Technology Leadership in Speed and Ease-of-Use: The Company is continuing to aggressively invest in next generation software and hardware architectures that will expand its lead in speed, ease-of-use and the ability to deliver cost-effective complete solutions to its customers.

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  Targeting Expanding Markets Through Continued Development of Application-Specific Software Tools and Hardware Products: The Company's application-specific software tools are a proven solution for a wide variety of inspection applications. In response to the worldwide expansion of the semiconductor and electronics industries, the Company is developing additional software tools and hardware products for electronic component, electronics and semiconductor applications.

  •
  Providing a Superior Level of Value-Added Application Engineering Support: The Company delivers a high level of value-added application engineering support to its end-user customers through its own in-house applications engineering resources and through its network of value-added system integrators and international distributors. Manufacturing end-users increasingly want to concentrate their engineering expertise on the products they manufacture, not on engineering machine vision systems. They are seeking complete machine vision solutions with associated application engineering support on an on-going basis.

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  Increasing International Market Presence: The Company is aggressively focusing on increasing its market share in the worldwide machine vision market. The Company believes international markets represent a significant opportunity and intends to capture a significant share of this market through investment and expansion in its international sales distribution and support infrastructure. In fiscal 2002, 37% of the Company's net revenues came from customers based outside of the United States.

Products

        The Company designs, manufactures, markets and integrates machine vision-based automated inspection systems for manufacturing applications such as electronic and mechanical assembly verification, verification of printed characters, packaging integrity, surface flaw detection and gauging and measurement tasks. A machine vision system is a combination of cameras, lighting and computer hardware and software working together to capture and analyze images of moving parts to determine if the parts match a defined standard. Machine vision-based inspection systems enable manufacturers to realize significant economic paybacks by increasing the quality of manufactured parts and improving the productivity of manufacturing processes. The Company's vision systems are sold throughout the Americas, Europe and Asia to a broad range of industry categories, including automotive, electronic and semiconductor components, consumer goods, medical devices, pharmaceuticals and plastics.

        The Company's machine vision systems are primarily targeted at providing manufacturers with 100% inspection in high speed, discrete part manufacturing applications. This typically replaces older off-line, random sampling techniques or human vision inspection techniques as a means of monitoring quality. The Company's machine vision systems enable manufacturers to achieve zero defect production.

        The Company's family of machine vision systems, which include its proprietary Vision Program Manager™ (VPM) graphical programming software, provide significant performance advantages that meet manufacturers' critical requirements. These requirements include high speed, flexibility, ease-of-use, networkability and statistical feedback, all without sacrificing performance. All PPT VISION systems are supported by the Company's focus on providing its customers with complete solutions, not just components, and a major commitment to providing its customers with value-added application engineering services.

        The Company has developed products that have specific advantages in terms of speed and ease-of-use. Many of the Company's machine vision systems are capable of operating at speeds over 10,000 parts per minute while performing 100% inspection. This speed can be critical to successfully employing machine vision in many applications. PPT VISION also pioneered the use of an icon-based visual programming system (i.e. VPM) operating in the Microsoft® Windows™ environment. Users are able to program the Company's systems by creating a flowchart of icons linked together rather than having to write a computer program in a programming language such as "C" or using a complex menu-based system. This results in lower cost and less time for implementation.

        Passport DSL™ and Scout DSL™ (Digital Serial Link).    The Company introduced its completely digital machine vision systems, the patented Passport DSL and Scout DSL systems, in fiscal 1998. These products offer an integrated network of cameras, lighting, image processors and hubs, which together form a complete machine vision system.

        The Passport DSL and Scout DSL systems are completely digital, which results in much greater accuracy and repeatability than traditional analog systems. These DSL systems feature PPT's VPM software, a powerful, graphical programming interface that requires no programming expertise and operates in the Microsoft® Windows™ environment. The Passport DSL and Scout DSL both incorporate a fully integrated Pentium-based PC, which can be easily added onto a factory network, allowing for a full range of control and monitoring capabilities and an easy way to import or export process information and images. The DSL systems support a network of up to 16 asynchronously-functioning cameras that capture non-interlaced video images at rates up to 4,000 full frames per minute. To complement the DSL product family, the Company has also developed the DSL5000, DSL5600, DSL6000 and DSL7500 digital cameras.

        The Company has been working to enhance the price/performance capabilities of its core 2D product line. In this regard, the Company has recently made several enhancements to expand the applications for the Passport and Scout products. These include enhancements to the Company's proprietary VPM Software as well as the introduction of new high-resolution, remote head and low-cost digital cameras.

        SpeedScan 3D™ Sensor.    The SpeedScan 3D Sensor is based on PPT's patented Scanning Moiré Interferometry™ (SMI™) 3D technology. Using a tri-linear CCD sensor and advanced optics, the SpeedScan 3D Sensor is capable of real-time calculation of 3D topography in a single pass. SMI is a unique, patented, real-time, technology for high speed, high accuracy 3D scanning. It is an area-scanning technology that gathers height data at rates many times faster than conventional laser-based sensors. SMI is especially suitable for applications in the semiconductor and electronics industries, such as IC coplanarity (BGA, mBGA, QFP), connector coplanarity, solder paste volume and hard drive components.

        Passport™ 440, Passport™ 240, and Scout™ Machine Vision Systems.    The Passport 440 system is designed to operate with up to four asynchronously-functioning cameras for multiple inspection views and complex imaging tasks. The Passport 240 system has all of the basic capabilities of the Passport 440 in a two-camera model. Both systems are housed in industrially-rugged enclosures and are capable of operating at speeds over 10,000 inspections per minute. The Scout is a cost-effective machine vision system designed for industrial applications that do not require rugged enclosures. It is packaged in a non-industrial style enclosure and is capable of running two cameras with speed and power similar to that of the Passport 440.

        IMPACT™ Vision System.    In fiscal 2002, PPT introduced the IMPACT high-speed all digital 2D machine vision "micro-system" and the Inspection Builder™ graphical user interface software. The IMPACT system provides a breadth of application and price/performance ratio that is not available in low-end sensors or smart cameras, while also providing the power and flexibility for advanced applications. IMPACT offers an advanced Ethernet and Internet capability that allows remote monitoring and control as part of a network with multiple inspection points. The Company believes that the IMPACT system will provide machine vision inspection solutions to customers who have not in the past considered such systems. The initial targeted OEM market is for inspection of marks and leads on electronic components.

        While the Passport/Scout product line was primarily targeted at end users, the IMPACT product will enable PPT to target system integrators and OEM's, thereby opening up major new sales opportunities. The IMPACT system is well suited for the general automation and manufacturing markets through system integration companies which can use Inspection Builder as a tool to add value in the form of custom user-control panels and inspection techniques.

Markets and Customers

        The Company sells its products to a broad range of industries, including manufacturers of electronic and semiconductor components, pharmaceuticals, medical devices, automotive components, consumer products and plastics. As of October 31, 2002, the Company had sold more than 4,400 machine vision systems to over 320 customers since inception.

        In the past year, the Company did not have a customer that accounted for ten percent or more of the Company's net revenues. During fiscal 2001, Tokyo Weld, Co., Ltd. accounted for 22% of net revenues, and revenue from Simac Masic B.V. accounted for 11% of net revenues. During fiscal 2000, revenue from Tokyo Weld, Co., Ltd. accounted for 17% of net revenues and revenue from Tyco

International accounted for 12% of net revenues. The loss of, or significant curtailment of purchases by, any of the Company's principal customers could have a material adverse effect on the Company's results of operations.

Sales, Marketing and Customer Support

        The Company sells its products primarily on a direct basis in the United States to end-users, system integrators, machine builders and OEMs. Outside the United States, the Company sells primarily through a network of distributors covering Europe, Asia and South America. The Company markets its products through appearances at industry trade shows, advertising in industry trade journals, articles published in industry and technical journals, its own website and through direct-selling in specific vertical markets. In addition, the Company's strong customer relationships serve as valuable references.

        The Company focuses on delivering a high level of value-added applications engineering support to its end-user customers through its own in-house applications engineering resources. The Company also provides extensive training opportunities for its customers, either at the Company's facilities or on-site at the customer's facilities.

        The following table sets forth the percentage of the Company's net revenues (including sales delivered through international distributors) by geographic location during the past three years:

	Year Ended October 31,
	2002	2001	2000
United States	63%	45%	52%
Europe and Canada	12%	13%	12%
Asia-Pacific	23%	40%	31%
South America	2%	2%	5%

        Substantially all of the Company's export sales are negotiated, invoiced and paid in United States dollars. However, the Company will from time to time enter into export sales negotiated, invoiced and paid in foreign currencies.

Backlog

        The Company does not believe backlog is a key indicator of future revenues in the end-user machine vision market. PPT VISION products are typically shipped within 30 days after receipt of an order. The Company believes that maintaining as short a time as practical for delivery is a competitive advantage in the end-user machine vision market. Customers in the end-user machine vision market do not normally place orders for large multiples of units with scheduled deliveries over many months. Rather, end-user machine vision addresses a specific application or problem at a specific manufacturing site.

Research and Product Development

        PPT VISION's products are distinguished by the Company's proprietary technology and its significant commitment to research and product development efforts. The Company's research and product development efforts are focused on its five core competencies: image acquisition, imaging processing, application development software, optics and illumination, and vision system integration.

The Company believes that the integration of these core competencies is essential to achieving long term success in the machine vision market. The Company's five core competencies are as follows:

  •
  Image Acquisition. This refers to the means and methods by which an image is captured, stored, and then made available for subsequent processing and display. Image acquisition combines the disciplines of photo-optics and electrical engineering.

  •
  Imaging Processing. This refers to the means and methods whereby an image is analyzed or enhanced to produce some desired information, measurements or results. Image processing combines the disciplines of software engineering, mathematics, algorithm development and electrical engineering to implement efficient solutions to computationally complex problems. Typical image processing tasks include real-time inspection, guidance, gauging and recognition.

  •
  Application Development Software. This refers to the means and methods whereby a machine vision system is configured and controlled. The development and support of application development software requires expertise in the disciplines of object-oriented programming, graphical programming environments, man-machine interfaces, device drivers and general software engineering.

  •
  Optics and Illumination. This refers to the means and methods by which a scene is illuminated and optically presented to an input device such as a video camera. Special optics and illumination techniques are often used to reveal features in an image which would otherwise go undetected or to optimize an image for subsequent processing. Optics and illumination draw on skills from the disciplines of physics, mechanical engineering and electrical engineering.

  •
  Vision System Integration. This refers to the means and methods whereby a machine vision system is interfaced to and combined with other factory automation equipment for purposes of creating a complete solution for the customer. This may include the development of application specific solutions for certain vertical market applications along with mechanical fixturing for mounting camera and lighting components, networking and programmable controllers for process control and reject mechanisms for ejection of defective parts.

        Various configurations of the Company's products include proprietary design work performed by the Company's employees in each of these five areas.

        PPT VISION believes that continued and timely development of new products and enhancements to existing product characteristics are essential to maintaining its competitive position. The Company has committed and expects to continue to commit substantial resources to its research and development effort, which plays a significant role in maintaining and advancing its position as a leading provider of complete machine vision systems. The Company's current research and development efforts are directed to increasing performance in image acquisition, image processing and application development software, which could produce systems with greater speed and accuracy while also providing customers with more expanded software tools. These efforts include the Company's traditional 2D machine vision systems as well as 3D and 1D sensor products. Key software products under development will enable support for different hardware and user interfaces, as well as increasing the development speed of application specific software tools. The Company also intends to expand its offerings of application-specific software and hardware products for the industries it identifies as being poised to exhibit significant growth in demand for machine vision solutions, which includes electronics and semiconductors.

        Research and development expenditures were $4.6 million, $5.0 million and $5.3 million in the fiscal years ended October 31, 2002, 2001, and 2000, respectively.

Manufacturing

        The Company assembles, configures and tests its products at its suburban Minneapolis facility. The Company's printed circuit boards are custom built by several manufacturers. Although most of the components used in the Company's machine vision systems are available off-the-shelf, some components are available from only a single supplier or from a limited number of suppliers. The Company typically purchases inventory and builds products in response to quarterly sales forecasts, enabling it to ship products within 30 days after receipt of an order.

        Much of the Company's product manufacturing, consisting primarily of circuit board manufacturing and assembly and machined parts production, is contracted with outside vendors. Company personnel inspect incoming parts and perform final assembly and testing of finished products. The Company believes that its outsourcing strategy enables it to focus its resources on the key core competency areas from which it derives its competitive advantages.

Competition

        The machine vision industry is highly fragmented. Currently, no competitor holds a significant aggregate market share percentage, although some dominate individual niches within the overall machine vision industry. The Company believes that over the next several years, the industry will experience a continuing trend toward consolidation. However, given the application-specific nature of the industry, the Company also believes that the machine vision industry will continue to have a relatively large number of competitors focusing on specific niches.

        The Company believes the major competitive factors in the industry are performance, quality, support and price. Although the Company believes that its products are unique, competitors offer technologies and systems that are capable of certain of the functions performed by the Company's products. The Company faces competition from a number of companies in the machine vision market, some of which have greater manufacturing and marketing capabilities and greater financial, technological and personnel resources.

        Although the Company believes that its current products offer several advantages in terms of speed and ease-of-use, and although the Company has attempted to protect the proprietary nature of such products, it is possible that any of the Company's products could be duplicated by other companies in the same general market. There can be no assurances that the Company would be able to compete with similar products produced by a competitor.

Patents and Proprietary Rights

        The Company relies on a combination of patent, copyright, trademark and trade secret laws to establish its proprietary rights in its products. The Company owns several issued and pending United States and international patents for various inventions used in machine vision automated inspection and illumination systems. The Company believes that the patents it owns may have been useful in protecting the Company's proprietary products and may be useful in protecting potential future products. The Company also believes its ability to efficiently develop and sell high performance, cost-effective vision systems on a timely basis, whether patented or not, is crucial to the Company's future success. The Company requires each of its employees to enter into standard agreements pursuant to which the employee agrees to keep confidential all proprietary information of the Company and to assign to the Company all rights in any proprietary information or technology made or contributed by the employee during his or her employment or made thereafter as a result of any inventions conceived or work done during such employment. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization or to develop similar technology independently. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries.

        A number of users of machine vision technology have received notice of alleged patent infringement from, or have been sued by, the Lemelson Medical, Education and Research Foundation Limited Partnership ("Lemelson Foundation") alleging that their use of machine vision technology in their production processes infringes certain patents issued to Jerome H. Lemelson. Certain of these users have notified the Company that, in the event it is subsequently determined that their use of the Company's products in their production processes infringes any of Mr. Lemelson's patents, they may seek indemnification from the Company for damages or expenses resulting from this matter. The Company believes that it has defenses to such indemnification claims. To date, the Company has received no actual claims for indemnification. The Company cannot predict the outcomes from the claims of alleged infringement made by the Lemelson Foundation or the effect of such outcomes on the operating results of the Company.

        The Company has obtained United States federal registration for a number of its trademarks including its "PPT", "PPT VISION", "Passport", "Scout", and "SpeedScan 3D" trademarks. The Company has filed for federal registration of additional trademarks and intends to continue to do so in the future. Although no assurance can be given as to the strength or scope of the Company's trademarks, the Company believes that its trademarks have been and will be useful in developing and protecting market recognition for its products.

Employees

        As of July 15, 2003, the Company had 64 full-time employees, including 23 employees in research and development, 22 in sales, marketing and application engineering, 13 in manufacturing and 6 in finance and administration. Although the Company has been successful in attracting and retaining qualified technical personnel to date, there can be no assurance that this success will continue. None of the Company's employees are covered by collective bargaining agreements or are members of a union. The Company has never experienced a work stoppage and believes that its relations with its employees are excellent.

DESCRIPTION OF SECURITIES AND TERMS OF OFFERING

Common Stock

        The Company is currently authorized to issue 20,000,000 shares of common stock, $.10 par value. Holders of the common stock do not have pre-emptive rights to purchase additional shares of Common Stock or other subscription rights. All shares of common stock are entitled to share equally in dividends from sources legally available therefore, when, as and if declared by the board of directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to shareholders. All outstanding shares are, and all the shares to be sold and issued upon exercise of the Warrants will be fully paid and non-assessable. The board of directors is authorized to issue additional shares of common stock, not to exceed the amount authorized by the Company's Articles of Incorporation and to issue options and Warrants for the purchase of such shares, on such terms and conditions and for such consideration as the board may deem appropriate without further shareholder action.

        Each share of common stock is entitled to one vote per share on all matters on which a shareholder is entitled to vote. The shares of common stock do not have cumulative voting rights. The Bylaws of the Company require that only a majority of the issued and outstanding shares of the Company be represented to constitute a quorum and transact business at a shareholders meeting.

        Wells Fargo Shareowner Service is the transfer agent for the common stock and the Warrants.

        As of July 15, 2003, the Company had outstanding 10,067,950 shares of common stock.

Warrants

        Each Warrant is exercisable at a price of $.70 per share and expires on September 30, 2003.

Procedure for Exercise of Warrants

        Holders of Warrants should complete the Warrant Purchase Form and return it to Wells Fargo Bank, MN, 161 North Concord Exchange, South St. Paul, MN 55075, together with a check, bank check or money order in the amount of the aggregate Warrant Exercise Price.

LEGAL MATTERS

        The validity of the shares issuable upon exercise of the Warrants will be passed upon by Lindquist & Vennum, PLLP, 4200 IDS Center, Minneapolis, Minnesota 55402.

EXPERTS

        The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-KSB of PPT VISION, Inc. for the year ended October 31, 2002 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 3 to the Company's financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        On July 1, 2003, PPT VISION, Inc. dismissed PricewaterhouseCoopers LLP as its independent accountants. PPT VISION's Audit Committee participated in and approved the decision to change independent accountants. The reports of PricewaterhouseCoopers LLP on the financial statements for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle except that the report of PricewaterhouseCoopers LLP on the PPT VISION's October 31, 2002 financial statements expressed substantial doubt about the Registrant's ability to continue as a going concern. In connection with its audits for the two most recent fiscal years and through July 1, 2003, there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference thereto in their report on the financial statements for such years. During the two most recent fiscal years and through July 1, 2003, there have been no reportable events as defined in Regulation S-K Item 304(a)(1)(v).

        On July 1, 2003, the Audit Committee of the Board of Directors of the Company selected and engaged Virchow, Krause & Company, LLP as its independent public accountant. During the two most recent fiscal years and through July 1, 2003, the Company has not consulted with Virchow, Krause & Company, LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and either a written report was provided to the Company or oral advice was provided by Virchow, Krause & Company, LLP that was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 304(a) (1) (v) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a) (1) (v) of Regulation S-K.

WHERE YOU CAN GET MORE INFORMATION

        This prospectus is a part of a Registration Statement on Form S-3 filed by PPT VISION, Inc. with the Securities and Exchange Commission under the Securities Act of 1933. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to PPT VISION and the securities offered by this prospectus, reference is made to the registration statement. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Securities and Exchange Commission.

        PPT VISION files periodic reports, proxy statements and other information with the Securities and Exchange Commission. PPT VISION filings are available to the public over the Internet at the Securities and Exchange Commission's website at http://www.sec.gov. You may also inspect and copy these materials at the public reference facilities of the Securities and Exchange Commission at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information.

        PPT VISION incorporates by reference the documents listed below and any filings PPT VISION makes with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, after the initial filing of the registration statement that contains this prospectus and prior to the time that PPT VISION sells all the securities offered by this prospectus:

  •
  Form 12b-25 Notification of Late Filing Filed on January 28, 2003 with respect to Form 10-KSB;
  •
  Annual Report on Form 10-KSB for the year ended October 31, 2002;
  •
  Proxy Statement dated February 3, 2003 for the 2003 Annual Meeting of Shareholders held on March 13, 2003;
  •
  Quarterly Reports on Form 10-QSB for the quarters ended January 31, 2003, and April 30, 2003.
  •
  Current Report on Form 8-K dated July 1, 2003, reporting a change in our independent public accountant.

        In addition to these filings, we have also submitted to the SEC a Current Report on Form 8-K dated May 22, 2003 reporting our results for the period ended April 30, 2003. This information was furnished to the SEC and is not incorporated by reference into this prospectus:

        You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning PPT VISION at the following address:

      Investor Relations
      PPT VISION, Inc.
      12988 Valley View Road
      Eden Prairie, Minnesota 55344
      (952) 996-9500

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$0
NSADAQ fees	0
Legal fees and expenses	15,000
Blue Sky fees and expenses	5,000
Accounting fees and expenses	5,000
Printing expenses	10,000
Miscellaneous expenses	5,000

Total	$35,000

        All of the above items except the SEC registration fee and the Nasdaq fees are estimated.

Item 15. Indemnification of Directors and Officers

Section 302A.521 of Minnesota Statutes requires the Registrant to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Registrant, against judgments, penalties, fines, including reasonable expenses, if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member or employee, reasonably believed that the conduct was in the best interests of the Registrant, or, in the case of performance by a director, officer or employee of the Registrant as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Registrant. In addition, Section 302A.521, subbed. 3, requires payment by the Registrant, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court. The Registrant's Bylaws provide for indemnification of officers, directors and employees to the fullest extent permitted by Minnesota law as it may be amended from time to time.

As permitted by Section 302A.251 of the Minnesota Business Corporation Act, the Restated Articles of Incorporation of the Registrant eliminate the liability of the directors of the Registrant for monetary damages arising from any breach of fiduciary duties as a member of the Registrant's Board of Directors (except as expressly prohibited by Minnesota Statutes, Section 302A.251, subbed. 4).

Item 16. Exhibits    Description

  5.1
  Opinion of Lindquist & Vennum, PLLP (1)
  10.1
  Form of Rights Certificate for Common Stock (1)
  10.2
  Form of Warrant Agreement (1)

  10.3
  Form of Warrant Certificate (1)
  23.1
  Consent of PricewaterhouseCoopers LLP
  23.2
  Consent of Lindquist & Vennum, PLLP is contained in Exhibit 5.1.

(1)
Filed with original Filing No. 333-84148.

Item 17. Undertakings

        (a)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of the Minnesota Business Corporations Act, the Restated Articles of Incorporation or Bylaws of the Registrant or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (b)   The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eden Prairie, State of Minnesota, on the 31st day of July 2003.

/s/ Joseph C. Christenson Joseph C. Christenson, Chief Executive Officer and Director

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Joseph C. Christenson and Timothy C. Clayton (with full power to act alone), such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933 with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as such person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated.

/s/ Joseph C. Christenson Joseph C. Christenson, Chief Executive Officer and Director	Dated: July 31, 2003
/s/ Timothy C. Clayton Timothy C. Clayton, Chief Financial Officer	Dated: July 31, 2003
/s/ Robert W. Heller, Director Robert W. Heller, Director	Dated: July 31, 2003
/s/ David C. Malmberg, Director David C. Malmberg, Director	Dated: July 31, 2003
/s/ Peter R. Peterson, Director Peter R. Peterson, Director	Dated: July 31, 2003
/s/ Benno G. Sand, Director /s/ Benno G. Sand, Director	Dated: July 31, 2003

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TABLE OF CONTENTS
  PROSPECTUS
SUMMARY OF PROSPECTUS
RISK FACTORS
RECENT DEVELOPMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
BUSINESS
DESCRIPTION OF SECURITIES AND TERMS OF OFFERING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN GET MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution
  Item 15. Indemnification of Directors and Officers
  Item 16. Exhibits Description
  Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY